WHIRLPOOL SUPPLIER SOURCING AGREEMENT

THIS AGREEMENT is effective this 9th day of August, 2004, by and between Technology Research Corporation, a corporation, having with its headquarters at 5250 140th Avenue North, Clearwater, Florida 33760 (“Supplier”) and Whirlpool Corporation, a Delaware corporation, having its global headquarters at 2000 M-63, Benton Harbor, Michigan 49022 (“Whirlpool”) and Brastemp da Amazonia S.A., a Brazilian corporation, having its headquarters at Av. Torquato Tapajós, 7.500, Km. 12, Colônia Terra Nova, Manaus, AM, Brazil ("Multibras"). Whirlpool and Multibras may be referred to either individually as indicated above or collectively as "Whirlpool".

TERMS OF THE AGREEMENT

1.      Definitions. In this Agreement, the following terms have the meanings specified below:

   Contract Administrator means the following individuals responsible for monitoring the obligations of, respectively, Whirlpool, Multibras and Supplier. The Contract Administrators shall also negotiate, finalize and document any revisions to this Agreement.

For WHIRLPOOL:
Mikia Vera
Procurement, Buyer
1714 Heil-Quaker Blvd.
LaVergne, TN 37086
Tel: (+1 615) 641 4943
Fax: (+1 615) 641 4893
E-mail: mikia_e_vera@whirlpool.com

For MULTIBRAS:
Flavio Braga
SBM - Procurement, Mega Project Engineer
Av. Torquato Tapajós, 7.500, Km. 12, Colônia Terra Nova, Manaus, AM, Brazil
Tel: (+55 92) 652 8588
Fax: (+55 92) 652 8588
E-mail: flavio_m_braga@multibras.com.br

For SUPPLIER:
Rick O'Neal
Vice President, Fire Shields Sales and Marketing
Technology Research Corporation
5250 - 140th Avenue North
Clearwater, FL 33760
Tel: (+1 727) 530 9580, ext. 316
Fax: (+1 727) 535 4828
E-mail: roneal@trci.net

NedSchiff
Vice President, Sales & Marketing
Technology Research Corporation
5250 - 140th Avenue North
Clearwater, FL 33760
Tel.: (+1 727) 530 9580, ext. 305
Fax: (+1 727) 535 4828
E-mail: nschiff@trci.net

George Pressly
Vice President, Corporate Services
Technology Research Corporation
5250 - 140th Avenue North
Clearwater, FL 33760
Tel: (+1 727) 530 9580, ext. 325
Fax: (+1 727) 535 4828
E-mail: gpressly@trci.net

Part means an individual part, component or type of raw material identified by a Whirlpool Part Number and listed in Appendix A attached. Parts will be added to or deleted from Appendix A by issuing or canceling Whirlpool purchase orders (“Purchase Orders”) listing the Parts.

Purchase Order means a blanket purchase order issued by Whirlpool to Supplier under which Releases are issued setting forth delivery requirements. Purchase Orders shall not be effective until Supplier meets all Whirlpool testing criteria, receives full First Part Approval and has a Release for requirements.

Release means a written notification of requirements from a Whirlpool employee or through Whirlpool’s and Multibras’ EDI systems. Such Release may set forth Firm and Tentative Periods indicating delivery dates. Subject to the provisions of Section 3.1 below, each issued Release supersedes and replaces the prior issued Release.

Unique Materials means custom materials (e.g., specifically designed for or used in the manufacture of the Parts) that are non-cancelable and non-returnable materials that cannot be utilized in the production of Parts or utilized elsewhere by Supplier for its other customers.

2.  Term of Agreement. The initial term of this Agreement will commence on August 1, 2004 and continue until August 1, 2007, unless terminated as provided in this Agreement. If after the expiration date of this Agreement, Whirlpool continues to purchase Parts from Supplier for its production facilities, this Agreement will automatically renew on an annual basis unless terminated as provided in this Agreement

3.      Purchase and Sales.

3.1  Purchase and Sale Commitments: Supplier will manufacture, sell and deliver to Whirlpool, and Whirlpool will purchase from Supplier those Parts specified in Appendix A for its facilities located at:

•	LaVergne, Tennessee, U.S.A.
•	Manaus, Amazonas, Brazil
•	Plainfield, Indiana, U.S.A.

Notwithstanding the provision of item 4.4 below (Meeting Competition), during the term of this Agreement, Supplier shall serve as the sole source provider of LCDI/AFCI power cords for room air conditioning units and portable cord set requirements that meet UL 484 and UL 1699 standards, provided, however, that Supplier complies with the terms and conditions of this Agreement.

Orders for Parts will be pursuant to Purchase Orders, Releases or Production Schedules periodically issued by Whirlpool. Whirlpool will issue Schedules or Releases for each of its facilities covered by this Agreement indicating “Firm” and “Tentative” Periods. The quantities of Parts specified in the Firm Period shall be the only binding delivery and purchase commitments for finished Parts for the time specified until the next Release is issued. Any quantities stated in Tentative Periods or Forecasting Periods are non-binding estimates of Whirlpool’s future needs for such Parts. However, Whirlpool will purchase from Supplier, at Supplier’s cost, Unique Materials if they were required to supply the Parts specified in the Tentative Period and if such materials cannot be used during the term of this Supply Agreement or elsewhere by Supplier. Each Release supersedes and replaces the previous Release so any changed quantities need to be taken into account by Supplier. Supplier must submit a written claim within thirty (30) days after the expiration of this Agreement or after the time the Part becomes obsolete, whichever is earlier.

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For the purpose of this provision, working days shall be considered the business days from Monday through Friday.

Parts covered by this Agreement are for production and repair/service purposes. Supplier shall be obligated to supply Whirlpool with service or repair Parts for a period of [request for confidential treatment] years after the termination or expiration of this Agreement pursuant to prices to be then agreed to by the parties and availability of components required. In the event Supplier desires to discontinue manufacturing such service or repair Parts due to obsolescence, it shall obtain Whirlpool's approval and offer Whirlpool the option of a lifetime buy or assistance with tooling transition to another supplier. This clause survives the termination or expiration of this Agreement.

3.2  License Rights for Limited Manufacturing. In the event that (i) Supplier fails for reasons other than Whirlpool’s breach to manufacture Parts according to the terms of this Agreement; (ii) Whirlpool furnishes written notice of such failure to Supplier and Supplier fails to correct such within sixty (60) days of receiving such notice, Whirlpool shall be granted a limited manufacturing license (covering all intellectual property rights) to manufacture or have manufactured those Parts on a royalty free basis in order to enable Whirlpool to order, sell, use and deliver Parts in accordance to the terms of this Agreement. No rights to any patents, trade secrets, proprietary materials, copyrights or trademarks, including, but not limited to FIRST ALERT® and FIRE SHIELD®, shall be transferred to Whirlpool under the terms of this Section.

3.3  [request for confidential treatment]

3.4  Place and Time of Delivery. Supplier shall deliver Parts to the facility(s) or location(s) indicated above realizing that time is of the essence. For Whirlpool delivery terms are [request for confidential treatment] and for Multibras, delivery terms are [request for confidential treatment]. Supplier will, at Whirlpool’s request, arrange for and prepay all costs of shipping the Parts to the Whirlpool facility(s) on common carriers specified by Whirlpool or on vehicles furnished by Whirlpool, and Whirlpool shall reimburse Supplier for any out-of-pocket costs actually incurred by Supplier within forty-five (45) days after receiving from Supplier a report describing such costs and attaching the respective receipts. Supplier recognizes the importance of participation in the U.S. Customs’ C-TPAT Program. Supplier shall comply with all C-TPAT guidelines.

3.5  Manufacturing Locations. Supplier shall only provide Parts from manufacturing facilities approved by Whirlpool. Supplier must notify Whirlpool in advance if an alternate manufacturing location will be used in place of or concurrently with Supplier’s primary manufacturing facility in Honduras.

4.       Pricing for Parts.

4.1  Pricing. Subject to the provisions contained in this Agreement, the price for each Part shall be the unit price (“Unit Price”) in Appendix A paid in U.S. dollars; provided, that the Unit Price for any Part added to Appendix A through the issuance of a Purchase Order shall be the unit price contained in the Purchase Order.

4.2  Price Warranty. Supplier warrants that the price for the Parts including discounts, rebates and conditions of sale, is no less favorable than those currently extended to any other customer of Supplier for the same or similar parts in similar quantities and under substantially similar terms and conditions. In the event Supplier reduces its price for the Parts to other customers, Supplier prices to Whirlpool shall be immediately reduced accordingly.

4.3  Phase I Reductions. Phase I reductions are guaranteed price reductions. Each Unit price listed in Appendix A shall be reduced by the percent (or amount) and on the date specified in Appendix C.

4.4  [request for confidential treatment]

4.5 Price Adjustments. The parties agree to adjust the Unit Price in Appendix A for cost increases or decreases of copper as indicated in Appendix D, if the cost of copper at the London Metal Exchange increases ten percent (10%) above US$1.25 (one dollar and twenty five cents) per pound or decreases ten percent (10%) below US$1.10 (one dollar and ten cents) per pound.

4.6  [request for confidential treatment]

The volume rebate for each 100,000 (one hundred thousand) units purchased by Whirlpool OEMs requires Supplier to ship 1,000 (one thousand) Parts free of charge to the Whirlpool and/or Multibras location selected by Whirlpool. Such rebates will be settled by Supplier issuing a credit memo to Whirlpool within thirty (30) days after Whirlpool and/or Multibras received the Parts received.

5.      Payment Terms; Duties.

5.1  Invoices and Payment. Supplier warrants that prices for the Parts specified shall be complete, and that no additional charges of any type shall be added including charges for shipping, packaging, labeling, storage, insurance, taxes, brokerage fees and custom duties. In the event that Whirlpool requests changes to labels and packaging requirements for Parts after a Firm Period Release has been issued, Whirlpool agrees to adjust the price paid for by such Parts as determined by mutual agreement. Payment terms are: [request for confidential treatment]. Invoices for Whirlpool should be sent to: Whirlpool Corporation, Mfg. Accounts Payable, 2000 M-63, Benton Harbor, MI 49022-8519. Invoices for Multibras should be sent to Av. Torquato Tapajós, 7.500, Km. 12, Colônia Terra Nova, Manaus, AM, Brazil

6.      Productivity Improvements.

6.1  [request for confidential treatment]

6.2  Cost Reduction Projects. Supplier agrees to work with Whirlpool, upon Whirlpool’s request, to develop and recommend to Whirlpool annual projects to improve Whirlpool’s productivity and reduce Whirlpool’s operating costs. Each project recommended by Supplier must be based on reasonable, verifiable assumptions regarding the cost savings to be realized by implementing the project. Should Whirlpool decide to adopt or implement Supplier’s recommended project, any reduced costs of operation that result from those projects during that year shall be credited against Supplier’s annual TCP requirements.

7.      Quality.

7.1  General Quality Compliance Requirements. Supplier recognizes that Whirlpool may have other policies and manuals that that apply to this supply relationship, including for example, Whirlpool’s Supplier Quality Manuals, Whirlpool’s First Part Approval Policy (the “FPA Policy”), which includes relevant code approval (UL, CSA, Inmetro, etc.) for each country appliances will be manufactured and sold in, and the Supplier Alignment Manual, as well as Multibras’ Quality Agreement. Such Manuals or Policies may be revised from time to time so Supplier should periodically check Whirlpool's Supplier Home Page (website). In the event any statements in the Manuals or Policy listed in this paragraph contradict any other provisions in this Agreement, the provisions of this Agreement shall prevail.

7.2  Quality Improvement Requirements. Supplier understands the importance of ongoing quality improvements and agrees to take appropriate action to assure such improvements throughout the term(s) of this Agreement. Supplier agrees to provide Whirlpool with a Quality Improvement Plan and agrees to abide by the terms of the Multibras Quality Agreement, the provisions of which have been mutually agreed to by Supplier and Multibras. Whirlpool will make Supplier Quality Rating ("SQR") numbers available to Supplier. Quality goals or targets may be discussed and/or agreed upon by the Parties to support ongoing quality improvements and may be considered in assessing Supplier. Quality improvements, targets or goals are not in lieu of, nor do they modify or limit any warranty provisions in this Agreement, or Whirlpool's remedies, rights or damages.

8.      Warranty. Supplier warrants to Whirlpool and Multibras, that from the time of delivery and continuing for eighteen (18) months after the date of incorporation into Whirlpool’s finished product or the time period of warranty Whirlpool gives to end user consumers, whichever occurs later (Warranty Period), all Parts and services provided under this Agreement (a) shall conform to the specifications, models, drawings, descriptions and standards, as more particularly described in Appendix E hereto; (b) are packaged, marked and labeled properly and according to Whirlpool’s instructions; (c) are new, merchantable, fit for intended purposes, safe and free from defect in materials, manufacture, assembly, workmanship and design; (d) shall be manufactured in accordance with and comply with all relevant codes (including UL or its global non-U.S. equivalent), laws and regulations; and (e) Whirlpool shall receive title to the goods that is free and clear of any liens, encumbrances and any actual or claimed patent, copyright or trademark infringement This same warranty also applies to any service or repair Parts. The parties hereto acknowledge that Supplier will not make service calls to any customer or purchaser of Parts to meet its warranty obligation under this Agreement. Supplier shall have no warranty obligation if the Parts are subject to misuse or otherwise used in a manner that does not comply with the terms, conditions and standards for use of the Parts more particularly described in Appendix E hereto. Any quality improvements, goals or targets are not in lieu of, nor do they modify or limit these warranties or Whirlpool’s remedies, rights or damages. All warranties shall survive inspection, testing, acceptance of Parts by Whirlpool and expiration or termination of this Agreement.

9.      [request for confidential treatment]

10.     Indemnity. Supplier agrees that it shall at its own expense, protect, defend, hold harmless and indemnify Whirlpool, Multibras and their affiliates, subsidiaries, successors, agents and customers from and against any and all claims, damages, actions and judgments, costs and expenses (including attorneys' fees and any amounts paid in settlement) arising out of any actual or alleged (1) infringement of any patent, trademark, copyright or unfair competition by reason of the manufacture, use or sale of any Part(s) supplied by Supplier, or the providing of any services under this Agreement; (2) death of or injury to any person, damage to property, including costs of rework or recall initiated by Whirlpool or undertaken by Whirlpool in response to an order, administrative or agency directive of the Consumer Product Safety Commission (“CPSC”) or similar governmental bodies or agencies in countries other than the U.S., arising from or alleged to result from or result from any (a) defect in Parts or Supplier's services, Supplier's breach of warranty, contract, or negligence, including without limitation any claim against Whirlpool premised upon an alleged defect(s) in Supplier’s Part(s) such as a claim that Whirlpool failed to warn; or (b) violation by Supplier of any law, statute, administrative order, rule or regulation.

Whirlpool will promptly notify Supplier of any condition known to Whirlpool that may affect the safety of Parts and Whirlpool will consult with Supplier about any such condition before notifying any governmental agency. Supplier shall promptly furnish to Whirlpool documentation, information and data regarding the Part necessary or helpful to Whirlpool, as determined in Whirlpool’s sole discretion, in responding to any request by the CPSC, other governmental agency or similar governmental bodies or agencies in countries other than the U.S. Whirlpool and Supplier shall work together under Whirlpool’s product safety program to determine if a safety hazard in any Part requires a report to the CPSC, other governmental agency or similar governmental bodies or agencies in countries other than the U.S. and, if such a report is required, what shall be appropriate remedial actions. If Supplier has any product similar to those sold to Whirlpool, being recalled with, or at the same time as, the Part sold to Whirlpool, Supplier shall provide service and treatment for the Parts that is, at minimum, the same as Supplier is providing for its other products.

11.      Insurance. Supplier agrees to obtain and maintain, at its expense, Commercial General Liability insurance, with coverage insuring against liability, damage or loss arising out of an alleged defect or deficiency of Supplier’s Part(s) or services, including coverage for products-completed operations hazard, regardless of the theory of liability or causation alleged in the underlying lawsuit or claim, which shall protect Whirlpool, its parent(s) and affiliates, and Whirlpool Corporation (collectively “Whirlpool” as used in this paragraph). Such insurance shall be: a) provided by an insurance carrier with AM Best rating A - or better; b) “occurrence” based policy form; c) in an amount equal to the full amount maintained by Supplier in the normal course of Supplier’s business, but not less than [request for confidential treatment]; d) primary to and not in excess of or contributory with other insurance available to Whirlpool; e) endorsed to name Whirlpool as an additional insured(s); and f) shall not exclude coverage for the territories of the U.S.A. and Canada. Supplier shall provide to Whirlpool a satisfactory certificate of insurance evidencing such insurance prior to receiving payment for Part(s) or services provided, and periodically as needed to show continuing coverage. A copy of the policy and endorsements shall be made available to Whirlpool upon request.

12.      Confidentiality. The Parties acknowledge and agree that certain information exchanged between them pertaining to this Agreement, including information regarding research, technology, product developments, marketing plans or conditions, products, business strategies, and the like, constitutes confidential information of the Party disclosing the information. The purpose of the exchange of the information is to allow the Parties to meet their obligations and responsibilities under this Agreement. During the term of this Agreement and for a period of 3 years following its termination or expiration, the Party receiving any Confidential Information, and its employees, shall not, except with the prior consent of the disclosing Party, use, divulge, disclose or communicate, or cause or permit any other person or entity to use, divulge, disclose or communicate, to any person, firm, corporation or entity, in any manner whatsoever, any Confidential Information of the disclosing Party. Any Supplier information contained in drawings or specifications intended for Whirlpool's use is not confidential information. Each Party further agrees to use the same degree of care to avoid publication or dissemination of the Confidential Information disclosed to such Party under this Agreement as it employs with respect to its own confidential information, but at all times shall use at least reasonable care to protect against disclosure. Confidential Information does not and shall not include information that:

(a)	was already known to the receiving Party at the time such information is disclosed by the other Party;

(b)	was or became publicly known through no wrongful act of the receiving Party;

(c)	was rightfully received from a third Party without restriction;

(d)	was independently developed by the receiving Party;

(e)	was approved for release by written authorization of the Party disclosing such information under this Agreement; or

(f)	was required by legal or financial reporting requirement to be disclosed.

13.      Publicity. No publicity releases, news releases and/or advertising or promotional information relating to this Agreement or the parties' relationship or business dealings should be undertaken by Supplier without Whirlpool's and Multibras’ prior written approval. This also applies to the use of Whirlpool's and Multibras’ tradename or trademark in any media, press or trade publications.

14.      Copyrights. All drawings, plans and specifications prepared by Supplier for Whirlpool shall become Whirlpool property. Any copyrights owned by Supplier in drawings or other work performed in connection with this Agreement is hereby assigned to Whirlpool; provided, however, that nothing in this Section shall transfer to Whirlpool any other intellectual property, including patents, designs, trade secrets, proprietary information or processes owned by or developed by Supplier in any Parts manufactured by or on behalf of Supplier. Both Supplier and Whirlpool agree that, with the exception of the trademarks set out in the section below, no other trademarks of Supplier shall appear on the Parts, and that the assignment of copyrights in this section 14 is not to be construed as a transfer of any of Supplier's trademarks that may appear on the drawings, plans or specifications prepared by Supplier for Whirlpool.

15.      Exclusive License Grant. Supplier grants Whirlpool and Multibras an exclusive license to use the trademarks "FIRST ALERT” or “FIRST ALERT FIRE SHIELD” on the parts for use on air conditioning units only. Whirlpool and Multibras shall retain this exclusive right for calendar year 2004 and 2005, even if they choose to use their own trademarks on the Parts and not to use the above listed trademarks. If Whirlpool does not use one of the above trademarks by 2006, the exclusivity shall cease. During the period of exclusivity, Supplier covenants and agrees that it will not authorize, license, or grant permission to any other person or party to use the trademarks “FIRST ALERT” or “FIRST ALERT FIRE SHIELD” in connection with the marketing, sale or use of Parts manufactured by or on behalf of Supplier. All artwork, designs, marketing materials, labels, tags or starburst that uses or identifies any of these marks must be approved in advance by Supplier.

16.      Termination.

16.1   This Agreement

(a)  may be terminated in its entirety or with regard to certain identified Part(s) by mutual written agreement of the Parties at anytime;

(b)  may be terminated in its entirety or with regard to certain identified Part(s) by either Party upon thirty (30) days written notice if the other (i) fails to substantially comply with its obligations set forth in this Agreement, after receiving prior written notice of such default and it fails to cure such default within forty-five (45) days of receiving such notice; (ii) attempts to assign or delegate its rights or obligations under this Agreement without prior consent of the other Party; (iii) the other Party ceases to carry on its business or operations; or

(c)  may be terminated by written notice furnished to the other party stating that it does not intend to renew the Agreement at least ninety (90) days prior to the termination of the Agreement.

17.      Dispute Resolution. Except as provided for below, the parties agree that all disputes, controversies or claims arising out of or in connection with this Agreement or causes of action shall be finally settled by binding arbitration. Any party may refer the dispute to arbitration to the International Chamber of Commerce, to be resolved in Chicago, Illinois U.S.A. in accordance with its Rules of Arbitration. Without violating this Section, either party may apply to a court of competent jurisdiction for immediate equitable relief pending the arbitration proceedings.
Any arbitration proceedings must be conducted according to above selected rules by one arbitrator appointed in accordance with these rules. All arbitration proceedings and filings shall be conducted in the English language. When any dispute occurs and when the dispute is under arbitration, except for the matters under dispute, the parties shall continue to exercise their other respective rights and fulfil their other respective obligations under this Agreement. The parties each agree to use their best efforts to bring the arbitration proceedings to conclusion within a six (6) month time period, as may be agreed to by the arbitration panel but failure to do so will not invalidate any award granted. The parties shall each bear their own costs for the arbitration. All parties expressly agree that the arbitrator must follow the applicable law and is not empowered or authorized to award exemplary or punitive damages and each party irrevocably waives any claim for such damages. The parties expressly agree that a judgment may be immediately entered upon the award and enforced in accordance with the United Nations Convention on the Reciprocal Enforcement of Arbitral Awards.

18.      General Provisions.

    18.1  Integration. This Agreement, the Appendices, Purchase Order, Releases and schedules it references and any dully signed by the parties legal representatives consignment agreement, EDI Agreements, Development Agreement and Confidentiality Agreement, sets forth the entire understanding between the Parties and supersede all prior agreements made between the Parties with respect to these Parts. No site usage agreement or any other click through agreement on a website will have any affect whether or not either Party clicks on an “ok” or “I accept” button. In the event of any conflict between the terms of these agreements, this Supplier Sourcing Agreement shall prevail. No modification, changes, amendments or waivers shall be binding unless in writing and signed by authorized representatives.

    18.2  Notices. All notices and other communications required or authorized under this Agreement must be given in writing either by personal delivery, overnight courier, certified mail, confirmed fax or e-mail addressed to the Contract Administrators and should be deemed to be given on the date received.

    18.3  Force Majeure. Any delay or failure of either Party to perform its obligations shall be excused if it is caused by an extraordinary event or occurrence beyond the control of the nonperforming Party and without the nonperforming Party’s fault or negligence, such as acts of God, fires, floods, windstorms, explosions, natural disasters, wars and sabotage. Written notice of any anticipated delays in performance, including the anticipated duration of the delay must be given within 24 hours of the force majeure event. Supplier shall make commercially reasonable efforts to continue to meet Whirlpool's requirements. Should Supplier’s force majeure event continue for 15 days, Whirlpool may immediately cancel this Agreement without any liability.

    18.4  Relationship of the Parties. The Parties are independent contractors and under no circumstances are either to be deemed a legal representative, express or implied agent, employee, or officer of the other Party.

    18.5  Governing Law. This agreement shall be governed and interpreted by the Uniform Commercial Code as adopted in the state of Michigan, USA, and not the U.N. Convention for the International Sale of Goods.

    18.6  Waiver. In the event either Party shall at any time waive any of its rights under this Agreement or the performance by the other Party of any of its obligations hereunder, such waiver shall not be construed as a continuing waiver of the same rights or obligations or a waiver of any other rights or obligations.

    18.7  Survival. The provisions contained in this Agreement which by their nature would continue beyond the termination, cancellation, or expiration of this Agreement, including but not limited to, Repair/Service Parts, Warranty, Indemnity, Confidentiality and Insurance, shall survive its termination, cancellation or expiration.

    18.8  Assignment/Delegation. Neither Party may assign or subcontract any of its rights or delegate any of its duties under this Agreement without the prior written consent of the other Party except that Whirlpool is and shall be entitled to make an assignment or delegation to its subsidiary upon written notice to Supplier. Any assignment or delegation in violation of this section shall be null and void.

    18.9  Financial Information. Supplier represents and warrants that all financial information, provided to Whirlpool before this Agreement was executed, accurately reflect Supplier’s books and accounts and accurately present the financial position of Supplier as of the dates given and the results of operations of Supplier for the periods indicated. Upon request, Supplier shall deliver year-end financial information to Whirlpool within ninety (90) days after the end of Supplier’s fiscal year and other financial information as may be reasonably requested by Whirlpool.

IN WITNESS WHEREOF, the Parties have executed this SUPPLIER SOURCING AGREEMENT on the respective dates stated below, but effective as of the date written above.

WHIRLPOOL CORPORATION	TECHNOLOGY RESEARCH CORPORATION

By: /s/ Larry Kibler	By: /s/ Jerry T. Kendall

Printed Name: Larry Kibler	Printed Name: Jerry T. Kendall

Title: Supply Base Manager	Title: President

Date: 8-20-04	Date: 8/23/04

BRASTEMP DA AMAZONIA S.A.	BRASTEMP DA AMAZONIA S.A.

By: /s/ Flavio Braga	By: /s/ Ulisses Tapajos Neto /s/ Jose Carlos Costa Brega

Printed Name: Flavio Braga	Printed Name: Ulisses Tapajos Neto/Jose Carlos Costa Brega

Title: Supply Base Management	Title: General Manager (Both)

Date: 09-14-04	Date: Oct. 5th, 2004

WITNESSES:

By: /s/ Flavio Braga	By: /s/ Flavio Hatanaka

Printed Name: Flavio Braga	Printed Name: Flavio Hatanaka

Title: Supply Base Management	Title: Law Clerk

Date: 09-14-04	Date: Oct. 5th, 2004

APPENDIX A
Whirlpool / Supplier Agreement
Pricing and Volume Estimates

The following Parts at prices indicated are subject to this Agreement:

Initial Unit Price:

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Available Option:

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APPENDIX B

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APPENDIX C

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APPENDIX D

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